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                              February 14, 2024

       Laurent Mercier
       Chief Financial Officer
       COTY INC.
       350 Fifth Avenue
       New York, New York 10118

                                                        Re: COTY INC.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Form 8-K Filed
February 8, 2024
                                                            File No. 001-35964

       Dear Laurent Mercier:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 31

   1. Please expand your discussion and analysis to quantify the impact when multiple factors contribute to the
changes in these line items. One example are the material factors listed as positively and
negatively impacting net revenues for each of the reportable segments that provide no insight
as to how each factor impacted net revenues. Further, net revenue analysis at the
consolidated and segment levels should include quantification of the extent to which changes in
volume, pricing and product mix impacted net revenues rather than on a combined basis.
Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of
                                                        the Financial Reporting
Codification for guidance.
   2. Please provide an analysis of the factors materially impacting your results of operations at the consolidated and
segment levels. In this regard, we note you attribute the
                                                        improvement in
operating income from continuing operations to the changes in various types of costs without
an analysis of the underlying causes. One example is to provide a
 Laurent Mercier
FirstName
COTY INC.LastNameLaurent Mercier
Comapany14,
February  NameCOTY
            2024     INC.
February
Page 2 14, 2024 Page 2
FirstName LastName
         discussion as to why there was a reduction in fixed costs and whether you expect this trend to continue. Similarly, we note you attribute the change in net revenues to a change in the mix of products without explaining how that change in the mix of products also impacted operating income and whether you expect the change to continue into the future. Finally, we note a more robust discussion of your operating results in your earnings press release. Refer to Item 303(b)(2) of Regulation S-K and
Section 501.12.b.
         of the Financial Reporting Codification (i.e., Release 33-8350,
Section III.B.) for
         guidance.
3. Please provide a more detailed discussion of the material factors impacting income tax expense (benefit). As a global company generating approximately 72% of net revenues outside of the United States for the periods presented with foreign subsidiaries generating income from continuing operations before income taxes while the US is reporting losses, it would appear a more detailed analysis of your income tax expense (benefit) and effective tax rate for each period presented along with an analysis of the impact of foreign earnings as compared to US losses would be useful for investors to better understand the material drivers impacting taxes. Refer to Item 303(b)(2) of Regulation S-K and Section
         501.12 of the Financial Reporting Codification for guidance.
4. Please revise your presentation of Adjusted EBITDA throughout your filing to comply with the disclosure requirements in Rule 100(a) of Regulation G, Items 10(e)(1)(i)(A) and
         10(e)(1)(i)(B) of Regulation S-K, and Question 102.10(a) of the Compliance and
         Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, Question
         103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures indicates that net income and not operating income is the most directly comparable financial measure or measures calculated and presented in accordance with
         US GAAP. Address this comment throughout your Forms 10-Q and earnings press releases as well.
Form 8-K Filed February 8, 2024

Exhibit 99.1

5. For each non-GAAP measure presented, please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Rule 100(a) of Regulation G, Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP
         Financial Measures. Examples include your presentation and discussion of adjusted operating margin and adjusted EBITDA margin on pages 1, 3 and 4; financial leverage ratio on pages 2, 3 and 5; and segment adjusted operating income margin and segment adjusted EBITDA margin on pages 5 and 6 without presenting the comparable margin or ratio calculated using the most comparable US GAAP measures. As applicable, address this comment as well as our additional non-GAAP measure comments to your Forms 10-
         K and 10-Q presentations.
 Laurent Mercier
COTY INC.
February 14, 2024
Page 3
6. We note that the headlines for your second quarter of 2024 earnings press release references EBITDA and EBITDA margin, which are not disclosed in the earnings press release, without also mention of net income and net income margin. Similarly, we also note that your discussion and analysis of non-GAAP measures at the consolidated and segment levels are more comprehensive than your discussion and analysis of the comparable US GAAP measure throughout the earnings release. With reference to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
         Disclosure Interpretations for Non-GAAP Financial Measures, ensure your disclosures, discussion and other presentations do not present, discuss and/or analyze non-GAAP financial measures with more prominence than the most directly comparable US GAAP measure.
7. Please provide reconciliations for adjusted operating income and adjusted EBITDA presented at the segment levels as required by Rule 100(a) of Regulation G and Item
         10(e)(1)(i)(B) of Regulation S-K.
8. We note your presentation of economic net debt, which excludes the carrying value of your Wella investment from financial net debt, or total debt less cash and cash equivalents. Please tell us your basis for excluding the entire value of the Wella investment from financial net debt. In this regard, we note your disclosure on page 50 of the fiscal year 2023 Form 10-K that you intended to use only a portion of the net proceeds from the intended sale of a 3.6% stake in Wella to pay down the outstanding principal balance of your revolving credit facility.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.



                                                              Sincerely,
FirstName LastNameLaurent Mercier
                                                              Division of
Corporation Finance
Comapany NameCOTY INC.
                                                              Office of
Industrial Applications and
February 14, 2024 Page 3                                      Services
FirstName LastName